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                                               FILED BY MICRON ELECTRONICS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                                          SECURITIES ACT OF 1933
                              AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                SUBJECT COMPANY: INTERLAND, INC.
                                                   COMMISSION FILE NO. 000-31111



Interland, Inc. has made available to its employees information related to Micron Electronics' acquisition of Interland, consisting of an updated Interland Employee question and answer publication, the text of which follows. This document supersedes the Interland Employee Frequently Asked Questions publication that was included as Exhibit A to the filing made by Micron Electronics, Inc. with the Securities and Exchange Commission on March 26, 2001 pursuant to Rule 425 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934.


FOR INTERNAL USE ONLY

                             INTERLAND EMPLOYEE FAQ


WHO IS HOSTPRO?

HostPro is the Web hosting subsidiary of Micron Electronics, and like Interland, is focused on the small- and medium-sized enterprise market. Currently, Micron Electronics offers shared and managed dedicated hosting solutions for more than 120,000 paid hosted Web sites and more than 64,000 customer accounts. Micron Electronics has data centers in Los Angeles, California; Seattle, Washington; Moses Lake, Washington; Boca Raton, Florida and Boise, Idaho. According to International Data Corporation (IDC), Micron Electronics is the fourth largest hosting company in the world in terms of customer accounts.

WHY DID INTERLAND AGREE TO MERGE WITH MICRON ELECTRONICS?

The combination of both HostPro and Interland will create a formidable force in the Web hosting industry and the largest independent pure-play hosting provider to the SME segment of the Web hosting market. Our business class hosting solutions position us to stay a leader in this business.

By combining with HostPro, we now have the necessary financial means to continue on, not only with a fully funded business model, but also with additional cash that can be utilized to opportunistically aggregate other hosting providers as well as seek out strategic acquisitions of technology and products.

The combined companies should be able to realize synergies in the range of $20-30 million that should expedite our achieving EBITDA positive targets.

HostPro has successfully acquired and integrated four Web hosting providers to create the fourth largest Web hosting company, according to IDC. HostPro has a proven expertise in assimilating businesses and we believe that this expertise will be useful for us as we consider strategic

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acquisitions in the hosting space as well as potential technology and product acquisition opportunities.

HostPro has multiple data centers that, when combined with Interland's Atlanta data center, create a coast-to-coast geographic presence. Additionally, HostPro has developed a multi-tiered platform of service for different levels of VAR relationships. This platform has resulted in successfully aligning more than 1800 VARs into its Web hosting systems.


WHY DID MICRON ELECTRONICS CHOOSE INTERLAND?

Our goal is to be a leading business class hosting company to the SME market, the largest and fastest growing segment of the Web hosting industry. We are the largest business class hosting provider to the SME market through both our combined direct sales channels as well as through the numerous strategic distribution channels, such as Verizon and a few other major telecommunications companies. Strategic partnerships with these partners were achieved because of extensive customer support systems and the reliability and scalability of each company's technology platforms.

We see a number of advantageous synergies in our combined forces. This combination gives us a first-mover position in the SME Web hosting market. Both companies are focused on small and medium businesses and have built sizeable customer bases. Both have been successful in capitalizing on that large base of hosting customers to upsell additional services and applications, resulting in customers moving up the value chain. Combined, we will be bigger and stronger, with a well-recognized company name.

We chose a combination with Interland for its proven ability to grow organically and migrate customers up into higher end Web hosting solutions. The combined companies are of similar size with closely focused sales strategies. Combined, this merger will position us as the #1 player in the business class hosting market in terms of total dedicated customers, with more than 2,000 total dedicated customers today. Additionally, there is a strong mesh of corporate cultures that should prove to be advantageous in the integration of both companies.

Interland has been successful in developing one of the top brands in the Web hosting industry. It's Atlanta data center is a perfect addition to our strong multiple data center West Coast presence. This national data center presence, along with nationwide technical support capabilities, will enable us to provide more services to customers such as content mirroring, facilities disaster recovery, and the ability to expand our hours of customer service operation Finally, we are impressed with Interland's senior management team. Interland has attracted and retained a core group of senior management with more than 250 years of combined business experience in the technology industry, having served in senior management positions at companies such as: GE Medical Systems, a $15 billion business, and BellSouth Cellular, a cellular business with more than 6 million users, just to cite two examples. We see substantial opportunity for both growth and synergies, and we believe this combination will return value to our shareholders.

WHAT IS THE OVERALL TIMETABLE, INCLUDING ANY KEY EVENT DATES, FROM NOW UNTIL CLOSING THE DEAL?

We expect that proxy statements for each of Micron electronics and Interland to be filed by as soon as is feasible. We will provide shareholders of both companies with an opportunity to vote on the proposed merger, which we hope will occur sometime in the summer, depending on the timing of the review of the filings related to this transaction by the SEC. We anticipate closing as soon as practicable and permitted after the shareholder meetings.

WHAT HAPPENS TO THE MICRON ELECTRONICS PC PORTION OF THE BUSINESS?


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On March 23, Micron Electronics announced it has signed a non-binding letter of intent to sell its PC business to a large, private, technology equity firm.

WHAT WILL BE THE MERGED COMPANY'S NAME?  WHY?

The new company will be named Interland, Inc. in order to capitalize on the strong brand equity Interland has built in the hosting space.

WHERE WILL THE MERGED COMPANY'S HEADQUARTERS BE LOCATED AND WHY?

The corporate headquarters will be located in Atlanta. A number of factors contributed to the decision, including the fact that, of all our combined data center and office locations, the highest concentration of employees is in Atlanta.

Atlanta has experienced tremendous growth in terms of population, strength of human capital in the IT field and the growing number of corporate headquarters choosing to locate in Atlanta. Locating our headquarters in Atlanta adds strategic value, as we expand and strengthen our East coast presence. The Atlanta data center and office is located on a major Internet backbone facility as well as a major power grid. Combined, the company's bi-coastal presence provides balance across the entire network for protection against regional natural disasters or power shortages.


WHAT WILL THE COMBINED COMPANY LOOK LIKE AFTER THE MERGER?

    HOW MANY CUSTOMER ACCOUNTS?             More than 120,000
    HOW MANY PAID HOSTED WEBSITES?          Close to 250,000
    HOW MANY DEDICATED CUSTOMERS?           More than 2,000
    HOW MANY DATA CENTERS?                  6
    HOW MANY EMPLOYEES?                     Over 1,000


WHAT ARE THE ROLES IN THE COMBINED COMPANY FOR EXISTING MANAGEMENT TEAMS?

Joel Kocher will become the Chairman and CEO of the combined companies, while Ken Gavranovic will serve as Vice-Chairman. Joel and Ken's skill sets are very complementary and both individuals have foreseen the consolidation in the Web hosting industry and together believe that they can best capitalize on the developments within the industry. Joel has served as a leading force in the PC industry, while Ken has built his businesses from the ground floor up, beginning as a programmer at one of his first start-ups.

Additional senior management changes have not been determined at this time.

HOW DOES THIS MERGER AFFECT EMPLOYEES? HOW DOES THIS AFFECT ME?

This is an exciting announcement for employees of both HostPro and Interland, as you will now be working for a leader in business class Web hosting to the SME segment. We will have a well-capitalized company with a cash position of more than $200 million.

The company will continue in its commitment to provide its employees with comprehensive and competitive benefits package. This merger will only help add to the already strong corporate identity that we together have built over the past few years.

WILL THERE BE ANY LAYOFFS?



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We hope to minimize job losses. Inevitably there will be some duplication, but overall our intention is to grow the business, not contract it. Where overlap exists, our first objective would be to handle any reductions in workforce through natural attrition or redeployment of skills.

WILL YOU NEED TO DOWNSIZE ANY OF THE DATA CENTERS?

At this time, there have been no decisions made regarding specific sites or operations. We expect to maintain multiple data center and office locations.

WILL THERE BE A HIRING FREEZE?

Both HostPro and Interland will continue to operate their businesses as usual, filling positions as needed with highly qualified candidates.

WHAT WILL HAPPEN BETWEEN NOW AND THE OFFICIAL CLOSING OF THE MERGER?

Until the transaction is completed, there will be no changes. It will be business as usual. Although integration teams made up of executives of both companies will begin working to develop integration plans, until the merger closes, HostPro and Interland remain vigourous competitors in the marketplace.

WHAT CHANGES DO YOU ANTICIPATE WILL OCCUR FOR SALES AND OPERATIONAL TEAMS?

No modifications have been made to either HostPro's or Interland's sales organizations. They will continue to operate under the same organizational structure, with distinct shared, dedicated and outside sales teams. As we grow, we will continue to appropriately staff the sales organization

Upon closing of the merger, both companies will be able to take advantage of coast-to-coast data center coverage, an award winning customer support team, and regional outside sales offices dedicated to focusing on the higher-end solutions.

WILL ANY EMPLOYEES BE ASKED TO RELOCATE?

It is our intention to maintain employees at their current locations. While the new company will be headquartered in Atlanta, we will continue to operate multiple office locations.

WILL OUR BENEFITS BE AFFECTED?

Until the transaction closes, it will be business as usual and we do not expect any changes in employees' current benefits packages. We will review our current benefit offering to ensure we are providing a comprehensive and competitive benefit package

WHAT HAPPENS TO INTERLAND SHARES I HAVE PURCHASED THROUGH ESPP?

According to terms of the deal, shares purchased through the Employee Stock Purchase Program will be converted into Micron Electronics stock at the exchange rate described in the prospectus/proxy material to be filed shortly.

WHAT HAPPENS TO MY STOCK OPTIONS?

Interland employees will have their stock options convert into options for common shares of Micron Electronics in accordance with the terms of the deal.

HOW WILL THIS AFFECT THE ANNUAL REVIEW PROCESS, MERIT INCREASES, ETC.?



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The pending merger will not have an affect on the annual review process. While certain employees and departments' goals and objectives will need to be modified to address this announcement, employees will still be expected to meet the goals and objectives defined in their individual performance management plan.

CAN I TRADE SHARES OF MICRON ELECTRONICS AND INTERLAND? WHEN?

Yes, you may trade shares in both Micron Electronics and Interland 48 hours following the press release being issued. As always, if you are aware of material non-public information or are bound by company blackout period policies, you must also adhere to these trading requirements. Please refer to the Insider Trading Policy located in InterComm.

WHEN WILL WE START SEEING PEOPLE IN THE OFFICE FROM MICRON ELECTRONICS' MANAGEMENT TEAM?

Over the next several days and throughout the waiting period, Micron Electronics' management team will be visiting Interland's offices in order to review current business processes and discuss possible implementation strategies. Interland's management team will also be visiting Micron Electronics' offices to visit with staff throughout this period.

WILL I HAVE A NEW SUPERVISOR BEFORE THE MERGER CLOSES?

No.  Until the transaction is complete, business will continue as usual.

HOW WILL THIS IMPACT OUR PATHWAY TO PROFITABILITY?

It is as important as ever for both companies to achieve our goals of reaching EBITDA profitability, both prior to and after the merger closing. Both HostPro and Interland will continue implementing our plans to reduce expenses, increase efficiencies and accelerate growth.

HOW WILL THIS AFFECT INTERLAND'S DEAL W/ VERIZON? WILL TERMS REMAIN THE SAME WHERE THE COMBINED COMPANIES WILL HAVE EXCLUSIVE ACCESS TO VERIZON'S CUSTOMER BASE? WHAT RESTRICTIONS ON FURTHER PARTNERSHIPS WILL THIS CARRY?

Interland's 3-year agreement with Verizon will remain unchanged following this agreement. The combined companies will continue to have access to more than 2.5 million of Verizon's SME customers. Verizon and Interland will continue to co-market their relationship through their joint $6 million commitment to co-marketing funds.

This announcement should allow the combined companies to continue to attract partnership opportunities with telecommunications providers and other companies seeking to leverage Micron Electronics and Interland's combined expertise.

HAVE YOU TALKED TO VERIZON AND OTHER PARTNERS ABOUT THIS BUSINESS COMBINATION? HOW DOES VERIZON FEEL ABOUT YOUR EXPANSION INTO APPLICATIONS HOSTING?

Following the issuance of our press release relating to this announcement, senior management from both Micron Electronics and Interland have been in contact with a few of our strategic partners. All of these partners consider this to be a very positive announcement and believe that it will provide the potential for additional services to be marketed to their customers, expand the geographic base of hosting data centers and further solidify the combined companies leadership position in the Web hosting industry. Senior management is in process of discussing this merger announcement with all of our partners.

Verizon looks at Web hosting as an extension of their bundled services. Applications will be a natural extension of the hosting industry as these solutions begin to take hold.



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WHAT DOES MANAGEMENT SEE AS THE BIG INTEGRATION ISSUES AND RISKS?

HostPro' experience in merging with and assimilating other businesses will prove very helpful in its merger with Interland. Interland has built itself around organic growth and has utilized proprietary software solutions to manage its customer base. Both companies have built award winning customer support systems, procedures and protocols for its customer service division, which includes customer care, customer loyalty teams and technical support teams.

As both companies are focused on the SME marketplace, the integration of both businesses should prove to be efficient. Both companies offer a breadth of Web hosting choices for their customers, which should prove to be a positive for the customer, as there will be a broader selection of services from which to choose.

The expertise of the combined company's management teams should allow for the combined company to begin realizing synergies very quickly.

ARE THERE COMPLEMENTARY TECHNOLOGIES, SUCH AS PLATFORMS OR VALUE-ADDED SERVICES THAT CAN NOW BE SOLD INTO EACH OTHER'S CUSTOMER BASES? WHAT IS IMPACT ON ARPU?

A. Yes, the merger agreement between Micron Electronics and Interland should provide a number of complementary technologies. Micron Electronics currently offers Sun Solaris system solutions as part of its product offerings, which is a platform that Interland has planned to add to its product line. Micron Electronics also has its Freedom(TM) solution, which is a virtual private server that provides customers with a cost effective dedicated solution.

B. Interland's highly profitable Market Booster marketing tool and its professional service team that handles Web design and architecture services are additional value-added services that can compliment a customers Web hosting solution. It is anticipated that the assimilation of the two businesses will lead to additional product options for customers, including managed services, hosted office collaboration applications, database server and e-commerce applications, server extensions, and more. Overtime, acceptance rates of these services should produce an upward trend in ARPU per customer. Interland has had an outside sales force focused on higher-end dedicated solutions for a longer period of time than Micron Electronics, which should assist the combined companies in building a robust pipeline of new higher-end dedicated customers.

DO YOU ANTICIPATE PURCHASING OTHER HOSTING PROVIDERS? WHAT OTHER TYPES OF ACQUISITION TARGETS DO YOU ANTICIPATE GOING AFTER?

We plan to be opportunistic about the potential acquisition of other hosting providers, and other technologies, knowledge bases and applications that could be easily integrated into our solution set. We will first and foremost focus on integrating the businesses, realizing synergies and building shareholder value.

WILL INTERLAND CONTINUE TO DEVELOP AND ROLL OUT NEW PRODUCTS AND SERVICES? WILL HOSTPRO DO THE SAME?

Until the merger closes, HostPro and Interland will each continue to conduct their businesses on a business-as-usual basis and will continuously review and analyze the introduction of new products, services and technologies.

After the merger closes, our product lines will be consolidated to create the best, most extensive array of products and services in the industry.

WHAT WILL THE COMBINED COMPANY'S HARDWARE PLATFORM STRATEGY BE GOING FORWARD? WILL THERE BE ANY IMPACT ON EXISTING VENDOR FINANCING ARRANGEMENTS OR LINES OF CREDIT?



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HostPro and Interland are pleased with the current breadth of hardware platforms offered by both companies and anticipate that our relationships with HP, Compaq and Sun Microsystems will continue. On a combined basis we believe that we will acquire greater purchasing power for selected hardware systems.

WHAT ACQUISITIONS HAS MICRON ELECTRONICS MADE TO REACH THEIR SIZE?

Since Micron Electronics' acquisition of NetLimited, Inc., dba, HostPro in the summer of 1999, Micron Electronics has made three acquisitions, Micron Internet Services in September of 1999, Lightrealm, Inc. in December of 1999 and Worldwide Internet in March of 2000, to help reach their current size.

HOW DO I CONTINUE TO GET ANSWERS TO QUESTIONS I MAY HAVE ABOUT THE MERGER?

We have placed an informational Web page on our site that contains all the details about today's announcement, at WWW.INTERLAND.COM/MERGER . Should you have any unanswered questions, you may direct those to your managers or email them to MERGERQUESTIONS@INTERLAND.COM. Answers to your additional questions will be posted in the Merger section on InterComm.

*Except for the historical information contained in this document, statements in this document may be considered forward-looking statements. These forward-looking statements include the expected effects of the merger of Micron Electronics and Interland (such as the establishment of the combined company as a leading provider of Web hosting solutions and certain merger synergies and expected future operating results for the combined company), the timing of the expected closing of the merger and the planned sale of Micron Electronics' non-hosting business. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the transaction to close due to the failure to obtain regulatory approvals, the failure of the stockholders of Micron Electronics or Interland to approve the merger, the impact of competition, quarterly fluctuations in operating results, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, risk of product returns, investments in new business opportunities and the ability of Micron Electronics to reach a definitive agreement to sell its PC business. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to the respective stockholders. The prospectus/proxy statement will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the

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transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.

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